SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date November 24, 2008_________________________________

BIOTECH HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

PO Box 48134, RPO Queensborough, New Westminster, British Columbia, Canada, V3M 0A7

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated November 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Lorne Brown

Name: Lorne Brown C.F.O. and Interim C.E.O.

Date: November 24, 2008

BIOTECH HOLDINGS ANNUAL MEETING REPORT

Vancouver, B.C., November 24, 2008 - Biotech Holdings Ltd. ("Biotech" or the "Company", OTC BB: BIOHF; Frankfurt: 925970.F) Biotech Holdings held its annual meeting on September 26, 2008.

The formal business of the meeting included acceptance of the March 31, 2008 financial statements, confirmation that Cinnamon, Jang, Willoughby would continue in the coming year as auditors for the company and the election of directors.

Directors elected at the Annual General Meeting were Greg Rieveley, Gale Belding, Cheryl Rieveley, Johan de Rooy, and Art Cowie. The independent (outside) directors are Art Cowie and Johan de Rooy.

Management and directors answered questions from shareholders present at the meeting.

Following the annual meeting, the directors appointed members to an Audit Committee consisting of Greg Rieveley, Art Cowie, and Johan de Rooy (Chair of Audit Committee). Greg Rieveley was appointed as Chair of the Board. Lorne Brown, CA, was appointed to act as Chief Financial Officer and interim Chief Executive Officer of the Company.

Further, Johan de Rooy, Art Cowie and Greg Rieveley were appointed to the Sub-Committee which is assisting with the review of alternatives for the Company`s future. This includes finding alternate sources of financing and the possible sale of the operating business. No decision has been made regarding any specific alternative and there can be no assurance that this process will lead to a refinancing or to any transaction.

This release has been approved by the Board of Directors of Biotech Holdings.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.